Consolidated Statements of Financial Position [unaudited]

As at April 30 with comparatives at October 31 [millions of US dollars]	2008	2007 Restated (Note 2)
Assets
Current Assets
Cash and cash equivalents	$139	$235
Short-term investments	-	102
Accounts receivable, net	260	287
Note receivable	73	-
Unbilled revenue	111	99
Inventories, net	117	128
Income taxes recoverable	56	54
Current portion of deferred tax assets	47	45
Prepaid expenses and other	32	22
Assets held for sale	27	1
Total Current Assets	862	973

Property, plant and equipment, net	364	386
Deferred tax assets	31	4
Long-term investments and other	178	290
Goodwill	799	782
Intangible assets, net	510	583
Total Assets	$2,744	$3,018

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$288	$384
Current portion of deferred revenue	75	71
Income taxes payable	16	57
Current portion of long-term debt	20	94
Current portion of deferred tax liabilities	33	10
Liabilities related to assets held for sale	12	-
Total Current Liabilities	444	616

Long-term debt	280	290
Deferred revenue	14	17
Other long-term obligations	30	30
Deferred tax liabilities	139	168
Total Liabilities	907	1,121

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,036,150 and 122,578,331 for April 30, 2008 and October 31, 2007, respectively.	494	493
Additional paid-in capital	75	72
Retained earnings	858	842
Accumulated other comprehensive income	410	490
Total shareholders’ equity	1,837	1,897
Total liabilities and shareholders’ equity	$2,744	$3,018
Incorporated Under The Canada Business Corporations Act
See accompanying notes.

Consolidated Statements of Operations
[unaudited]

	Three months ended April 30		Six months ended April 30
[millions of US dollars, except per share amounts]	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Revenues
Products	$169	$129	$320	$234
Services	157	134	302	270
Reimbursement revenues	24	23	50	46
Total revenues	350	286	672	550
Costs and expenses
Direct cost of products	(106)	(83)	(201)	(154)
Direct cost of services	(101)	(82)	(193)	(172)
Reimbursed expenses	(24)	(23)	(50)	(46)
Selling, general and administration	(75)	(61)	(139)	(115)
Research and development	(22)	(16)	(42)	(28)
Depreciation and amortization	(23)	(18)	(50)	(32)
Restructuring charges - net	(1)	(25)	(1)	(38)
Other income (expenses) - net	10	(74)	6	(70)
Total costs and expenses	(342)	(382)	(670)	(655)
Operating income (loss) from continuing operations	8	(96)	2	(105)
Interest expense	(6)	(8)	(12)	(14)
Interest income	4	10	10	14
Mark-to-market on interest rate swaps	-	1	2	1
Equity earnings	10	11	24	25
Income (loss) from continuing operations before income taxes	16	(82)	26	(79)
Income tax (expense) recovery
- current	(3)	31	(25)	29
- deferred	(2)	(4)	27	(5)
Income (loss) from continuing operations	11	(55)	28	(55)

Income from discontinued operations – net of income tax	-	792	-	808
Net income	$11	$737	$28	$753

Basic earnings (loss) per share
- from continuing operations	$0.09	$(0.40)	$0.23	$(0.39)
- from discontinued operations	-	5.77	-	5.73
Basic earnings per share	$0.09	$5.37	$0.23	$5.34

Diluted earnings (loss) per share
- from continuing operations	$0.09	$(0.40)	$0.23	$(0.39)
- from discontinued operations	-	5.75	-	5.72
Diluted earnings per share	$0.09	$5.35	$0.23	$5.33
See accompanying notes

Consolidated Statements of Comprehensive Income
[Unaudited]

	Three months ended April 30		Six months ended April 30
	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Net income	$11	$737	$28	$753
Foreign currency translation	(1)	41	(75)	28
Unrealized gain (loss) on available-for-sale assets	-	-	1	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	-	5	(4)	5
Reclassification of realized losses	-	(2)	-	(2)
Repurchase and cancellation of Common shares	(1)	(33)	(2)	(33)
Other comprehensive income (loss)	$(2)	$11	$(80)	$(5)
Comprehensive income (loss)	$9	$748	$(52)	$748

Consolidated Statements of Cash Flows
[Unaudited]

Three months ended April 30			Six months ended April 30
[millions of US dollars]	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Operating activities
Net income	$11	$737	$28	$753
Less: Income from discontinued operations – net of tax	-	792	-	808
Income (loss) from continuing operations	11	(55)	28	(55)
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations:
Items not affecting current cash flow	(1)	132	29	160
Changes in non-cash operating assets and liabilities balances relating to operations	(24)	34	(128)	1
Cash provided by (used in) operating activities of continuing operations	(14)	111	(71)	106
Cash used in operating activities of discontinued operations	-	(69)	-	(53)
	(14)	42	(71)	53
Investing activities
Acquisitions	(2)	(603)	(2)	(603)
Purchase of property, plant and equipment	(15)	(7)	(28)	(16)
Proceeds on sale of property, plant and equipment	2	-	3	-
Proceeds on sale of short-term investments	-	25	101	151
Purchases of short-term investments	-	(15)	-	(37)
Proceeds on sale of long-term investment	4	2	7	13
Other	(2)	(1)	(2)	-
Cash provided by (used in) investing activities of continuing operations	(13)	(599)	79	(492)
Cash provided by investing activities of discontinued operations	-	929	-	929
	(13)	330	79	437
Financing activities
Repayment of long-term debt	(1)	(1)	(81)	(7)
Decrease in deferred revenue and other long-term obligations	(1)	(1)	-	-
Payment of cash dividends	-	-	-	(3)
Issuance of shares	4	6	5	10
Repurchase of shares	(12)	(441)	(17)	(441)
Cash used in financing activities of continuing operations	(10)	(437)	(93)	(441)
Cash used in financing activities of discontinued operations	-	-	-	(2)
	(10)	(437)	(93)	(443)
Effect of foreign exchange rate changes on cash and cash equivalents	32	28	(11)	4
Net increase (decrease) in cash and cash equivalents during the period	(5)	(37)	(96)	51
Cash and cash equivalents, beginning of period	144	335	235	247
Cash and cash equivalents, end of period	$139	$298	$139	$298
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[A ll tabular amounts in millions of US dollars, except where noted]

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with US generally accepted accounting principles (US GAAP) for interim financial reporting, which do not conform in all respects to the requirements of US GAAP for annual financial statements.  Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with US GAAP that are contained in the Company’s amended Annual Report for the fiscal year ended October 31, 2007, filed on January 29, 2008 with the US Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.  These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended October 31, 2007.   There have been no material changes to the Company’s significant accounting policies since October 31, 2007, except as described below under “Recently Adopted Accounting Pronouncements”.  These policies are consistent with accounting principles generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 19.

Use of Estimates
In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available.  If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s results of operations and financial position could be materially impacted.

2.	Changes Affecting Fiscal 2008 Consolidated Financial Statements

a.	Restatement of 2007 Interim Financial Statements
During the preparation of the 2007 annual financial statements, an error was identified in the US GAAP reconciliation provided as part of the fiscal 2007 interim financial statements with respect to certain stock-based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses for the three months ended April 30, 2007 with a reduction of $1 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 19).

 b.      Recently adopted accounting pronouncements
On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.  As a result of the implementation an adjustment to the liability for unrecognized tax benefits was not required; accordingly, no adjustment was made to opening retained earnings at November 1, 2007.

At February 1, 2008, the total amount of unrecognized tax benefits, including interest and penalties, was $28 million.  Of these unrecognized tax benefits, $21 million, if recognized, would favourably affect the effective income tax rate in the future.  The amount of unrecognized tax benefits at April 30, 2008, including interest and penalties, is $29 million.

The Company accrues interest and penalties relating to unrecognized tax benefits in its provision for income taxes.  As of February 1, 2008, the balance of accrued interest and penalties was $5 million.  During the quarter there was an increase to the liability for interest and penalties by approximately $1 million.

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination.  Tax returns filed in the US generally are not subject to examination for years before 2003, while 2003 and subsequent US tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

3.	Recent US Accounting Pronouncements

a.      In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company is currently evaluating the effects that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

b.           In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective fiscal 2009 and is currently evaluating the effects of the adoption of SFAS 159.  The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

c.      In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

d.      In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

e.      In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement 133 (SFAS 133) SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 on February 1, 2009.

f.      In April 2008, the FASB issued Financial Statement Position SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

g.      MDS has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA in a Concept Paper released on February 13, 2008, provided a tentative conclusion that allows domestic issuers who are also Securities and Exchange Commission (SEC) registrants, like MDS, to continue to report under US GAAP for a further two years from the transition date. Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to US GAAP for foreign private issuers that file under IFRS effective November 15, 2007.

MDS adopted US GAAP as the primary reporting standard for the Company’s consolidated financial statements in fiscal 2007.  MDS commenced reporting under US GAAP to improve the comparability of the financial information with that of its competitors, the majority of whom are US-based multinational companies that report under US GAAP.  If current proposals by the CSA are approved without changes, the earliest the company will be required to adopt IFRS as the primary reporting standard will be in fiscal 2014.  MDS may adopt IFRS as the primary reporting standard earlier if the SEC either requires domestic registrants in the US to transition to IFRS prior to fiscal 2014 or if it permits domestic registrants to voluntarily adopt IFRS prior to fiscal 2014 and the majority of the Company’s competitors commence to report under IFRS.

4.	Acquisitions

a.      Acquisition of Molecular Devices Corporation
On March 20, 2007, MDS completed a tender offer which resulted in the Company acquiring all of the outstanding shares of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing.

MD is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex and to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.  The operations for this acquisition are reported within the results of the Company’s MDS Analytical Technologies segment (which combines MD with the previous analytical instruments segment) in the consolidated financial statements from the date of acquisition.

The aggregate purchase consideration (net of cash acquired of $21 million) was $600 million, paid in cash from existing cash on hand.  Included in the consideration was $27 million cash cost to buy back outstanding in-the-money options of MD at the closing date of acquisition.  Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration were $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the estimated fair values of the assets acquired and liabilities assumed.

The purchase price and related allocations were finalized in the second quarter of 2008 as follows:

April 30, 2008		October 31, 2007
Net tangible assets	$21	$15
Developed technologies (five-year weighted average useful life)	161	161
Brands	30	60
Goodwill	388	364
Total purchase price	$600	$600

Since October 31, 2007, the principal change in the purchase price allocation relates to a lower value placed upon acquired brands of $30 million.  The following table summarizes the components of the net tangible assets acquired at fair value:

	April 30, 2008	October 31, 2007
Inventories	$40	$40
Property, plant and equipment	12	12
Other assets and liabilities, net	(31)	(37)
Net tangible assets acquired	$21	$15

The value of brands decreased due to shortened estimates of useful lives as the final valuation of intangibles was completed in the second quarter.  Net tangible assets increased as a result of the final valuation of deferred revenue being completed in the second quarter and there was a decrease in the deferred tax liability recorded following a decrease in the brand value.  The changes in fair values were reflected in the adjustment of the goodwill balance.

Pro forma information

The following unaudited pro forma information is provided for MDS assuming the acquisition of MD occurred on November 1, 2006.
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Revenues	$350	$308	$672	623
Income (loss) from continuing operations, net of income taxes	11	(75)	28	(78)
Income from discontinued operations, net of income taxes	-	792	-	808
Net income	$11	$717	$28	$730
Earnings per share
Basic	$0.09	$5.08	$0.23	$5.17
Diluted	$0.09	$5.07	$0.23	$5.16

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

b.	Other acquisition
In December 2007, MDS acquired 100% of the stock of a small company that is in the process of developing a complimentary product to our MDS Analytical Technologies product portfolio.  Consideration for the transaction was $2 million net of cash acquired, plus an additional $2 million in cash payments expected in 2008 which have been placed in escrow according to the agreement.   The additional $2 million payment included in prepaid expenses and other is contingent on the retention of certain key employees and the completed validation of the functionality and technical specification of prototypes of the product acquired.

The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price, additional information regarding liabilities assumed, and revisions of preliminary estimates of fair values made at the date of purchase.  In connection with the fair valuing of the assets acquired and liabilities assumed, MDS performed assessments of intangible assets using customary valuation procedures and techniques.  A preliminary value of $1 million was assigned to in-process research and development which has been expensed accordingly.

5.	Discontinued Operations and Assets Held for Sale

a.      In November 2007, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  The sale closed effective May 1, 2008 and a purchase price adjustment and closing costs will be finalized in the third quarter.  Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, purchased MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million in cash.  Best Medical International Inc. acquired these two product lines, which have combined annualized revenues of approximately $32 million and approximately 150 employees.  Once the Company made the decision to dispose of the product lines, the Company followed the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” and recorded a loss on sale of this business in the amount of $4 million in the first quarter of 2008.  Related to the disposal, $1 million of the loss was allocated to the impairment of goodwill.  In accordance with SFAS No. 88, ”Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a pension curtailment gain of approximately $1 million was recorded as a result of the transfer of employees to Best Medical International Inc.  The related assets have been reclassified as assets held for sale as of the second quarter of 2008.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at April 30	As at October 31
	2008	2007
Assets held for sale
Accounts receivable, net	$5	$-
Inventories, net	20	-
Property, plant and equipment, net	2	-
Long-term investments and other	-	1
Total assets held for sale	$27	$1

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$9	$-
Deferred revenue	3	-
Total liabilities related to assets held for sale	$12	$-

b.      In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, in a C$1.325 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007.  This strategic sale was designed to shift the Company’s business focus to the global life sciences market.

The results of discontinued MDS Diagnostic Services in the quarter and the six months ended April 30, 2007 were as follows:

	Second Quarter	Year-to-date
	2007	2007
Net revenues	$20	$95
Cost of revenues	(12)	(58)
Selling, general and administration	(6)	(15)
Operating income	2	22
Gain on sale of discontinued operations	905	905
Interest income	-	1
Income taxes	(114)	(117)
Minority interest	(1)	(4)
Equity earnings	-	1
Income from discontinued operations	$792	$808
Basic earnings per share from discontinued operations	$5.77	$5.73

6.	Inventories

	As at April 30	As at October 31
	2008	2007
Raw materials and supplies	$78	$83
Work-in process	23	34
Finished goods	30	26
	131	143
Allowance for excess and obsolete inventory	(14)	(15)
Inventories net	$117	$128

7.	Long-Term Investments and Other
	As at April 30,	As at October 31,
	2008	2007
Financial instrument pledged as security on long-term debt (note a)	$42	$46
Long-term notes receivable (note c)	40	125
Equity investments (note d)	6	10
Equity investments in joint ventures (note d)	23	38
Available for sale investments (note b)	16	24
Deferred pension assets	40	39
Other long-term investments	11	4
Venture capital investments	-	4
Long-term investments and other	$178	$290

a.	Fair value
The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.

b.	Asset Backed Commercial Paper
Included with available for sale investments is an investment in non-bank sponsored asset backed commercial paper (ABCP) issued by two trusts with an original cost of $17 million. These investments matured in September 2007 but as a result of liquidity issues in the ABCP market, did not settle at maturity.  In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.

Whilst no adjustment was recorded in the first quarter of 2008, an impairment loss of $2 million was recognized in the fourth quarter of fiscal 2007.  In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement. The holders of ABCP voted in favour of the Committee’s restructuring plan. The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, JP Morgan, DBRS, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Accordingly, the Company used a scenario-based probability-weighted discounted cash flow approach to value its investment at April 30, 2008 and recognized an impairment loss of $3 million in the second quarter of 2008 representing a 20% reduction of the face value of the investments and for a total write-down of $5 million representing a 30% reduction in the fair value of the investment.  A change in the estimate of the composition of the underlying assets may affect the face value of the investments in the future.

c.	Long-term notes receivable
In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and Atomic Energy of Canada Limited related to the MAPLE reactor project, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The value as at April 30, 2008 is $48 million, of which $8 million is included in prepaid expenses and other. The note receivable will be accreted up to its face amount of C$53 million over a period of four years.

A $73 million note receivable relating to the sale of the diagnostics business referred to in Note 5 was reclassified from long-term investments and other to note receivable as it is now due within one year.

d.	Equity investments
	As at April 30	As at October 31
	2008	2007
Lumira Capital Corp	$6	$10
MDS Sciex joint ventures	23	38
Equity investments	$29	$48

The Company accounts for its investments in significantly influenced companies and joint ventures using the equity method of accounting.

The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp (“Lumira” – formerly MDS Capital Corp.)  Lumira is an investment fund management company that also has long-term investments in development – stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.  In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expenses.   In February 2008, the Company received $4 million in cash from Lumira as a distribution and reduction in stated capital.  The Company reduced its investment in Lumira accordingly.

8.	Restructuring Charges

An analysis of the activity in the provision through April 30, 2008 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at April 30, 2008
		Cash	Non-cash
2005:
Workforce reductions	$34	$(33)	$(1)	$-
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(35)	$(16)	$-
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$17	$(13)	$(2)	$2
Equipment and other asset write-downs	2	(1)	2	3
Contract cancellation charges	5	(6)	1	-
Other	14	(11)	(3)	-
	$38	$(31)	$(2)	$5
				$5

In the second quarter of 2008 there was a restructuring charge of $1 million, and cash utilization of $2 million.  The remaining balance primarily relates to the MDS Pharma Services segment.   The restructuring activities will be completed by the end of 2009.

9.	Other Income (Expenses)
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Write-down of investments/valuation provisions	(3)	(6)	(3)	(6)
Gain on sale of investment	-	-	2	2
Loss on sale of Hamburg clinic	-	(4)	-	(4)
Gain (loss) on sale of business	-	1	(4)	1
Curtailment gain on pension	1	-	1	-
Acquisition integration costs	(1)	(1)	(1)	(1)
FDA provision	10	(61)	10	(61)
Foreign exchange gain (loss)	(1)	(4)	3	(1)
Gain (loss) on embedded derivatives	3	-	(1)	-
Other	1	1	(1)	-
Other income (expense) – net	$10	$(74)	$6	$(70)

During the second quarter of 2008, a write-down of investments of $3 million relating to the impairment loss on the Company’s investment in asset-backed commercial paper was taken.

In the second quarter of 2007, the Company recorded a provision of $61 million to reimburse clients who have incurred or will incur third-party audit costs or study re-run costs to complete the work required by the US Food and Drug Administration (FDA) or other regulators.  We have utilized approximately $19 million of this reserve to date, an amount partially offset by the impact of foreign currency fluctuations on the liability.  Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe that a reserve of approximately
$33 million is required to cover study audits, re-runs and other related costs.  Accordingly, approximately $10 million has been reversed this quarter.  Management will continue to closely monitor the FDA matter and related provision.

10.	Earnings Per Share

a.	Dilution
	Three months ended April 30		Six months ended April 30
(number of shares in millions)	2008	2007	2008	2007
Weighted average number of Common shares outstanding – basic	122	137	122	141
Impact of stock options assumed exercised	-	1	-	-
Weighted average number of Common shares outstanding – diluted	122	138	122	141

b.	Pro-Forma Impact of Stock-Based Compensation
Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Net income	$11	$737	$28	$753
Compensation expense for options granted prior to November 1, 2003	-	-	-	(1)
Net income – pro-forma	$11	$737	$28	$752

Pro-forma basic earnings per share	$0.09	$5.37	$0.23	$5.34
Pro-forma diluted earnings per share	$0.09	$5.35	$0.23	$5.33

11.	Share Capital

At April 30, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

The following table summarizes information on share capital and stock options and related matters as at April 30, 2008:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2007	122,578	$493
Issued during the period	330	5
Repurchased during the period	(872)	(4)
Balance as at April 30, 2008	122,036	$494

During the second quarter, the Company repurchased and cancelled 619,700 Common shares under a normal course issuer bid for a cost of $12 million.  Of the total cost, $3 million was charged to share capital, $1 million was charged to other comprehensive income and $8 million was charged to retained earnings.  For the six months ended April 30, 2008, $4 million was charged to share capital, $2 million was charged to comprehensive income and $11 million was charged to retained earnings.  A share repurchase of 63,200 shares was entered into on April 30, 2008 and will settle in the first week of May 2008.  The total cost of this repurchase was $1 million.

12.	Stock-based Compensation

C$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	5,555	$19.66
Activity during the period:
Granted	39	20.29
Exercised	(330)	16.29
Cancelled or forfeited	(184)	20.87
Balance as at April 30, 2008	5,080	$19.84

US$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	-	$-
Activity during the period:
Granted	12	17.91
Balance as at April 30, 2008	12	$17.91

During the quarter, the Company granted 30,000 C$ options and 10,000 US$ options (2007 – 280,500 and nil) at an average exercise price of C$20.50 and US$17.74, respectively (2007 – C$21.84 and US$ nil).  These options have a fair value determined using the Black-Scholes model of C$4.40 and US$4.07 per share respectively (2007 – C$4.62 and US$ nil) based on the following:

C$ options	2008	2007
Risk-free interest rate	3.0% 0.0% 21% 4.40	3.9% 0.0% 22% 3.25
Expected dividend yield
Expected volatility
Expected time to exercise (years)

US$ options	2008	2007
Risk-free interest rate	3.0% 0.0% 22% 4.40	- - - -
Expected dividend yield
Expected volatility
Expected time to exercise (years)

The stock compensation expense for the six months ended April 30, 2008 was $3 million (six months ended April 30, 2007  - $1 million), which has been recorded in selling, general and administration expenses and as additional paid in-capital within share capital.

Incentive Plans

The Company has been utilizing mid-term incentive plans (MTIP) since 2005. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00 respectively. The term of the Performance Share Units (PSUs) is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the price hurdle was met and 50% of the issued units vested.  A payment of $3 million was made related to these vested units in November 2007.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the number of PSUs granted will be determined based on achieving a target rate for 2010 cash earnings per share of between US $1.17 and US $1.31. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur not later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the plans:

Liability	As at April 30, 2008	As at October 31, 2007
2006 Plan	$4	$11
2007 Plan	2	3
2008 Plan	2	-
Total	$8	$14

Expense (Income)	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
2006 Plan	$1	$2	$(4)	$1
2007 Plan	1	-	(1)	-
2008 Plan	1	-	1	-
Total	$3	$2	$(4)	$1

13.	Accumulated Other Comprehensive Income
[millions of US dollars]	As at April 30, 2008	As at October 31, 2007
Accumulated other comprehensive income, net of income taxes, beginning of period	$490	$328
Foreign currency translation	(75)	183
Unrealized gain on available-for-sale assets, net of tax	1	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	(4)	8
Reclassification of realized gains, net of tax	-	(4)
Adoption of FAS 158	-	11
Repurchase and cancellation of Common shares	(2)	(33)
Accumulated other comprehensive income, net of income taxes, end of period	$410	$490

The foreign currency translation gain in 2007 was mainly a result of the effect of the strengthening Canadian dollar (approximately 19% for 2007) and the strengthening euro on assets and earnings.  The foreign currency translation loss in 2008 was mainly a result of the effect of the weakening Canadian dollar (approximately 6% for the first two quarters of 2008) on Canadian denominated assets.

14.	Employee Benefit Plans

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined Benefit Pension Plans:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Service cost	$1	$1	$2	$2
Interest cost	3	2	6	4
Expected return on plan assets	(4)	(3)	(8)	(6)
Recognition of actuarial gains	-	(1)	-	(1)
Curtailment gain	(1)	-	(1)	-
	$(1)	$(1)	$(1)	$(1)

Other Benefit Plans:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Service cost	$-	$-	$-	$-
Interest cost	1	1	1	1
Expected return on plan assets	-	-	-	-
	$1	$1	$1	$1

MDS has recorded a curtailment gain of $1 million related to the transfer of staff from MDS to Best Medical International Inc. as a result of the sale of the external beam therapy and self-contained irradiator product lines, as per Note 5.

15.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Depreciation and amortization	$23	$18	$50	$32
Stock option compensation	2	-	3	1
Deferred revenue	1	-	-	(2)
Deferred income taxes	(15)	31	(27)	47
Equity earnings – net of distribution	(2)	9	10	9
Write-down of investments	3	10	3	10
Loss on disposal of equipment and other assets	2	4	4	2
Mark-to-market of derivatives	(3)	(1)	1	(1)
FDA provision (reversal)	(10)	61	(10)	61
Other	(2)	-	(5)	1
	$(1)	$132	$29	$160
Prior year comparatives have been reclassified to conform to the current year presentation

Changes in non-cash operating assets and liabilities balances relating to operations include:

	Three months ended April 30		Six months ended April 30
[millions of US dollars]	2008	2007	2008	2007
Accounts receivable	$13	$(5)	$20	$8
Unbilled revenue	(7)	27	(13)	11
Inventories	(3)	(3)	(2)	(7)
Prepaid expenses and others	11	35	(1)	11
Accounts payable and accrued liabilities	(25)	1	(92)	(13)
Income taxes	(19)	(21)	(46)	(9)
Deferred income	4	-	4	-
Other operating asset and liabilities	2	-	2	-
	$(24)	$34	$(128)	$1
Prior year comparatives have been reclassified to conform to the current year presentation

16.	Segment Information

In accordance with SFAS No 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company operates within three business segments – pharmaceutical services, isotopes and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

				Three months ended April 30, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other		Total
Product revenues	$-	$76	$93	$		$169
Service revenues	128	4	25			157
Reimbursement revenues	24	-	-			24
Total revenues	152	80	118			350
Direct product cost	-	(42)	(64)			(106)
Direct service cost	(95)	(2)	(4)			(101)
Reimbursed expenses	(24)	-	-			(24)
Selling, general and administration	(33)	(13)	(22)		(7)	(75)
Research and development	-	(2)	(20)		-	(22)
Depreciation and amortization	(8)	(3)	(12)		-	(23)
Restructuring charges - net	(1)	-	-		-	(1)
Other income (expenses) - net	9	3	-		(2)	10
Equity earnings	-	-	10		-	10
Segment earnings (loss)	$-	$21	$6		$(9)	$18
Total assets	$793	$692	$820		$412	$2,717
Capital expenditures	$9	$3	$1		$2	$15

Total assets exclude assets held for sale.

In segment reporting, equity earnings are included in the determination of segment earnings (loss).  Excluding equity earnings of $10 million (2007 - $11 million) results in operating earnings of $8 million (2007 - $96 million loss).

				Three months ended April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$67	$62	$-	$129
Service revenues	115	4	15	-	134
Reimbursement revenues	23	-	-	-	23
Total revenues	138	71	77	-	286
Direct product cost	-	(35)	(48)	-	(83)
Direct service cost	(80)	(1)	(1)	-	(82)
Reimbursed expenses	(23)	-	-	-	(23)
Selling, general and administration	(32)	(12)	(11)	(6)	(61)
Research and development	-	(1)	(15)	-	(16)
Depreciation and amortization	(10)	(3)	(4)	(1)	(18)
Restructuring charges - net	(23)	-	-	(2)	(25)
Other income (expenses) - net	(68)	1	(1)	(6)	(74)
Equity earnings	-	-	11	-	11
Segment earnings (loss)	$(98)	$20	$8	$(15)	$(85)
Total assets	$810	$660	$819	$435	$2,724
Capital expenditures	$5	$1	$1	$-	$7

				Six months ended April 30, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$135	$185	$-	$320
Service revenues	248	5	49	-	302
Reimbursement revenues	50	-	-	-	50
Total revenues	298	140	234	-	672
Direct product cost	-	(76)	(125)	-	(201)
Direct service cost	(183)	(2)	(8)	-	(193)
Reimbursed expenses	(50)	-	-	-	(50)
Selling, general and administration	(62)	(24)	(41)	(12)	(139)
Research and development	-	(2)	(40)	-	(42)
Depreciation and amortization	(17)	(6)	(27)	-	(50)
Restructuring charges - net	(1)	-	-	-	(1)
Other income (expenses) - net	14	(5)	(2)	(1)	6
Equity earnings	-	-	24	-	24
Segment earnings (loss)	$(1)	$25	$15	$(13)	$26
Total assets	$793	$692	$820	$412	$2,717
Capital expenditures	$15	$6	$3	$4	$28

Total assets exclude assets held for sale.

In segment reporting, equity earnings are included in the determination of segment earnings (loss).  Excluding equity earnings of $24 million (2007 - $25 million) results in an operating earnings of $2 million (2007 – 105 million loss)

				Six months ended April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$134	$100	$-	$234
Service revenues	236	4	30	-	270
Reimbursement revenues	46	-	-	-	46
Total revenues	282	138	130	-	550
Direct product cost	-	(69)	(85)	-	(154)
Direct service cost	(169)	(2)	(1)	-	(172)
Reimbursed expenses	(46)	-	-	-	(46)
Selling, general and administration	(65)	(23)	(17)	(10)	(115)
Research and development	-	(2)	(26)	-	(28)
Depreciation and amortization	(18)	(6)	(7)	(1)	(32)
Restructuring charges - net	(31)	-	-	(7)	(38)
Other income (expenses) - net	(66)	1	(2)	(3)	(70)
Equity earnings	-	-	25	-	25
Segment earnings (loss)	$(113)	$37	$17	$(21)	$(80)
Total assets	$810	$660	$819	$435	$2,724
Capital expenditures	$7	$2	$4	$3	$16

17.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at April 30		As at October 31
		2008		2007
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$-	$-	$7	$7
Currency forward and option	- liabilities	$(2)	$(2)	$(12)	$(12)
Interest rate swap and option contracts		$-	$-	$(1)	$(1)

As of April 30, 2008, the Company had outstanding foreign exchange contracts in place to sell $54 million at a weighted average exchange rate of C$1.0143 maturing over the next twelve months.

In addition to the above derivatives, isotope supply agreements totalling $123 million include terms that result in the creation of an embedded currency derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at April 30, 2008.  The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market gain of $3 million on the contract in the second quarter of 2008 ($1 million loss year to date).  There was no significant mark-to-market adjustment required for the second quarter of 2007.

18.	Income Taxes

The Company’s effective tax rate this quarter was 31%. The tax expense was reduced by $2 million of tax credits relating to research and development that were recognized during the quarter.  The tax benefit recorded this quarter on the ABCP provision reflects the fact that any tax loss arising on ABCP will be treated as a capital loss.
`
Three months to April 30
	2008	2007
Expected income tax expense (recovery) at MDS’s 33% (2007 – 35%) statutory rate	$5	$(28)
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(2)	(5)
Valuation provisions	1	2
Foreign losses not recognized	-	4
Other	1	-
Reported income tax expense (recovery)	$5	$(27)

19.	Differences Between Canadian and US Generally Accepted Accounting Principles

US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a.           Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b.           Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c.           Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d.           Embedded derivatives – Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in Common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e.           Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f.           Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g.      Pensions - Under US GAAP, the net funded status of pension plans sponsored by a company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h.           Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

i.           As per Note 3 (g):  The Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  While domestic issuers will be required to make the transition by 2011, the CSA in a Concept Paper provided a tentative conclusion allowing domestic issuers who are also SEC registrants, like MDS, to continue to report under US GAAP for two years from the transaction date of 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

As mentioned in Note 2, in the fourth quarter of 2007 during the preparation of the 2007 annual financial statements under US GAAP, an error was identified in the prior interim financial statements with respect to certain stock-based incentive compensation plans.  The Company has corrected this error of $1 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

Consolidated Statements of Financial Position
As at April 30, 2008 [millions of US dollars]	2008 Canadian GAAP	Reconciling Adjustments	Reference	2008 US GAAP
Assets
Current Assets
Cash and cash equivalents	$143	$(4)	a	$139
Short-term investments	-	-		-
Accounts receivable, net	261	(1)	a,d	260
Note receivable	73	-		73
Unbilled revenue	111	-		111
Inventories, net	121	(4)	a	117
Income taxes recoverable	56	-		56
Current portion of deferred tax assets	47	-		47
Prepaid expenses and other	33	(1)		32
Assets held for sale	27	-		27
Total Current Assets	$872	$(10)		$862
				-
Property, plant and equipment, net	366	(2)	a	364
Deferred tax assets	31	-		31
Long-term investments and other	191	(13)	a,b,g	178
Goodwill	820	(21)		799
Intangible assets, net	526	(16)	a	510
Total Assets	$2,806	$(62)		$2,744

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$303	$(15)	a,d,h	$288
Current portion of deferred revenue	75	-		75
Income taxes payable	17	(1)		16
Current portion of long-term debt	20	-		20
Current portion of deferred tax liabilities	33	-		33
Liabilities related to assets held for sale	12	-		12
Total Current Liabilities	$460	$(16)		$444

Long-term debt	280	-		280
Deferred revenue	14	-		14
Other long-term obligations	30	-		30
Deferred tax liabilities	152	(13)	f,h	139
Total Liabilities	$936	$(29)		$907

Shareholders’ equity
Share capital	506	(12)	h	494
Additional paid in capital	-	75	h	75
Retained earnings	961	(103)	b,d,g,h	858
Accumulated other comprehensive income	403	7	a,f,g	410
Total shareholders’ equity	$1,870	$(33)		$1,837
Total liabilities and shareholders’ equity	$2,806	$(62)		$2,744

CONSOLIDATAED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	Reference	2007 US GAAP
Assets
Current assets
Cash and cash equivalents	$259	$(24)	a	$235
Short-term investments	91	11		102
Accounts receivable	284	3	a,d	287
Unbilled revenue	99	-		99
Inventories, net	134	(6)	a	128
Income taxes recoverable	54	-		54
Current portion of income taxes	45	-		45
Prepaid expenses and other	21	1		22
Assets held for sale	1	-		1
Total Current Assets	988	(15)		973

Property, plant and equipment, net	390	(4)	a	386
Deferred tax assets	4	-		4
Long-term investments and other	284	6	a,b,g	290
Goodwill	797	(15)		782
Intangible assets, net	601	(18)	a	583
Total Assets	$3,064	$(46)		$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$391	$(7)	a,h	$384
Current portion of deferred revenue	71	-		71
Income taxes payable	57	-		57
Current portion of long-term debt	94	-		94
Current portion of deferred tax liabilities	10	-		10
Total Current Liabilities	623	(7)		616

Long-term debt	290	-		290
Deferred revenue	16	1		17
Other long-term obligations	29	1		30
Deferred tax liabilities	182	(14)	f,h	168
Minority interest	1	(1)		-
Total Liabilities	1,141	(20)		1,121

Shareholders’ equity
Share capital	502	(9)	h	493
Additional paid-in capital	n/a	72	h	72
Retained earnings	945	(103)	b,d,g,h	842
Accumulated other comprehensive income	476	14	a,f,g	490
Total shareholders’ equity	1,923	(26)		1,897
Total liabilities and shareholders’ equity	$3,064	$(46)		$3,018

Consolidated Statements of Operations
	Three months ended April 30, 2008			Six months ended April 30, 2008
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP	Reference
Revenues
Products	$180	$(11)	$169	$331	$(11)	$320	a
Services	149	8	157	302	-	302
Reimbursement revenues	24	-	24	50	-	50
Total revenues	353	(3)	350	683	(11)	672

Costs and expenses
Direct cost of products	(106)	-	(106)	(201)	-	(201)	a,c
Direct cost of services	(101)	-	(101)	(193)	-	(193)
Reimbursed expenses	(24)	-	(24)	(50)	-	(50)
Selling, general and administration	(73)	(2)	(75)	(131)	(8)	(139)	a,e,h
Research and development	(11)	(11)	(22)	(20)	(22)	(42)	a,b,c
Depreciation and amortization	(26)	3	(23)	(56)	6	(50)	a
Restructuring charges - net	(1)	-	(1)	(1)	-	(1)
Other expense - net	6	4	10	3	3	6	b,d
Total costs and expenses	(336)	(6)	(342)	(649)	(21)	(670)

Operating income (loss) from continuing operations	17	(9)	8	34	(32)	2

Interest expense	(5)	(1)	(6)	(11)	(1)	(12)
Interest income	4	-	4	10	-	10
Mark-to-market on interest rate swaps	-	-	-	-	2	2
Equity earnings	-	10	10	-	24	24	a
Income (loss) from continuing operations before income taxes	16	-	16	33	(7)	26

Income tax (expense) recovery
- current	(7)	4	(3)	(31)	6	(25)
- deferred	(2)	-	(2)	26	1	27
Income (loss) from continuing operations	7	4	11	28	-	28

Income from discontinued operations - net of income tax	-	-	-	-	-	-
Net income	$7	$4	$11	$28	$-	$28

Basic earnings (loss) per share - from continuing operations	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
- from discontinued operations	-	-	-	-	-	-
Basic earnings (loss) per share	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23

Diluted earnings (loss) per share - from continuing operations	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
- from discontinued operations	-	-	-	-	-	-
Diluted earnings (loss) per share	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
1 Reconciling items between Canadian GAAP and US GAAP

Consolidated Statements Of Operations

	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	Reference
Revenues
Products	$-	$-	$129	$-	$-	$234	a
Services	-	-	134	-	-	270
Reimbursement revenues	-	-	23	-	-	46
Total revenues	273	13	286	523	27	550

Costs and expenses
Direct cost of products	-	(83)	(83)	-	(154)	(154)	a,c
Direct cost of services	(164)	82	(82)	(324)	152	(172)
Reimbursed expenses	-	(23)	(23)	-	(46)	(46)
Selling, general and administration	(67)	6	(61)	(120)	5	(115)	a,e,h
Research and development	(7)	(9)	(16)	(12)	(16)	(28)	a,b,c
Depreciation and amortization	(20)	2	(18)	(37)	5	(32)	a,b
Restructuring charges - net	(28)	3	(25)	(41)	3	(38)
Other expenses - net	(67)	(7)	(74)	(66)	(4)	(70)	b,d
Total costs and expenses	(353)	(29)	(382)	(600)	(55)	(655)

Operating loss from continuing operations	(80)	(16)	(96)	(77)	(28)	(105)

Interest expense	(8)	-	(8)	(14)	-	(14)
Interest income	10	-	10	14	-	14
Mark-to-market on interest note swaps	-	1	1	-	1	1
Equity earnings	-	11	11	-	25	25	a
Loss from continuing operations before income taxes	(78)	(4)	(82)	(77)	(2)	(79)

Income tax (expense) recovery
- current	21	10	31	18	11	29
deferred		(4)	(4)	-	(5)	(5)
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)

Income from discontinued operations - net of income tax	793	(1)	792	809	(1)	808
Net income	$736	$1	$737	$750	$3	$753

Basic earnings (loss) per share - from continuing operations	$(0.42)	$0.02	$(0.40)	$(0.42)	$0.03	$(0.39)
- from discontinued operations	5.77	-	5.77	5.74	(0.01)	5.73
Basic earnings (loss) per share	$5.35	$0.02	$5.37	$5.32	$0.02	$5.34

Diluted earnings (loss) per share - from continuing operations	$(0.41)	$0.01	$(0.40)	$(0.42)	$0.03	$(0.39)
- from discontinued operations	5.75	-	5.75	5.72	-	5.72
Diluted earnings (loss) per share	$5.34	$0.01	$5.35	$5.30	$0.03	$5.33

Consolidated Statements Of Cash Flows

	Three months ended April 30, 2008			Six months ended April 30, 2008
[millions of US dollars]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Operating activities
Net income	$7	$4	$11	$28	$-	$28
Less: Income from discontinued operations – net of tax	-	-	-	-	-	-
Income (loss) from continuing operations	7	4	11	28	-	28
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations
Items not affecting current cash flow	33	(34)	(1)	11	18	29
Changes in non-cash working capital balances relating to operations	(26)	2	(24)	(123)	(5)	(128)
Cash provided by (used in) operating activities of continuing operations	14	(28)	(14)	(84)	13	(71)
Cash provided by operating activities of discontinued operations	-	-	-	-	-	-
	14	(28)	(14)	(84)	13	(71)
Investing activities
Acquisitions	-	(2)	(2)	(2)	-	(2)
Increase in deferred development charges	-	-	-	(5)	5	-
Purchase of property, plant and equipment	(15)	-	(15)	(28)	-	(28)
Proceeds from sale of property, plant and equipment	2	-	2	3	-	3
Proceeds on sale of short-term investments	-	-	-	101	-	101
Proceeds on sale of long-term investment	4	-	4	7	-	7
Other	(3)	1	(2)	(2)	-	(2)
Cash provided by (used in) investing activities of continuing operations	(12)	(1)	(13)	74	5	79
Cash provided by investing activities of discontinued operations	-	-	-	-	-	-
Financing activities
Repayment of long-term debt	(1)	-	(1)	(81)	-	(81)
Increase (decrease) in deferred revenue and other long-term obligations	(1)	-	(1)	-	-	-
Issuance of shares	4	-	4	5	-	5
Repurchase of shares	(12)	-	(12)	(17)		(17)
Cash used in financing activities of continuing operations	(10)	-	(10)	(93)	-	(93)
Cash used in financing activities of discontinued operations	-	-	-	-	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	1	31	32	(2)	(9)	(11)
Increase (decrease) in cash and cash equivalents during the period	(7)	2	(5)	(105)	9	(96)
Cash and cash equivalents, beginning of period	150	(6)	144	248	(13)	235
Cash and cash equivalents, end of period	$143	$(4)	$139	$143	$(4)	$139
[1] Reconciling items between Canadian GAAP and US GAAP

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars]	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)
Cash flows from operating activities
Net income	$736	$1	$737	$750	$3	$753
Less: Income from discontinued operations – net of tax	793	(1)	792	809	(1)	808
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	143	(11)	132	156	4	160
Changes in non-cash working capital balances relating to operations	37	(3)	34	9	(8)	1
Cash provided by (used in) operating activities of continuing operations	123	(12)	111	106	-	106
Cash used in operating activities of discontinued operations	(69)	-	(69)	(53)	-	(53)
	54	(12)	42	53	-	53
Investing activities
Acquisitions	(603)	-	(603)	(603)	-	(603)
Increase in deferred development charges	-	-	-	(2)	2	-
Purchase of property, plant and equipment	(9)	2	(7)	(17)	1	(16)
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-
Proceeds on sale of short-term investments	25	-	25	151	-	151
Purchase of short-term investments	(15)	-	(15)	(37)	-	(37)
Proceeds on sale of long-term investments	-	2	2	13	-	13
Other	1	(2)	(1)	-	-	-
Cash provided by investing activities of continuing operations	(601)	2	(599)	(495)	3	(492)
Cash provided by (used in) investing activities of discontinued operations	929	-	929	929	-	929
Financing activities
Repayment of long-term debt	(1)	-	(1)	(7)	-	(7)
Increase (decrease) in deferred revenue and other long-term obligations	(1)	-	(1)	-	-	-
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	6	-	6	10	-	10
Repurchase of shares	(441)	-	(441)	(441)	-	(441)
Cash used in financing activities of continuing operations	(437)	-	(437)	(441)	-	(441)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	16	12	28	4	-	4
Net increase in cash and cash equivalents during the period	(39)	2	(37)	48	3	51
Cash and cash equivalents, beginning of period	340	(5)	335	253	(6)	247
Cash and cash equivalents, end of period	$301	$(3)	$298	$301	$(3)	$298
[1] Reconciling items between Canadian GAAP and US GAAP

Three months ended April 30			Six months ended April 30
	2008	Restated Note 2 2007	2008	Restated Note 2 2007
Net income (loss) from continuing operations in accordance with US GAAP	$11	$(55)	$28	$(55)
US GAAP adjustments:
Deferred development costs - net	2	(2)	6	(2)
Mid term incentive plan reversal	(2)	(1)	(6)	(3)
Mark-to-market on embedded derivatives	(3)	-	1	-
Defined benefit pension plans	-	-	1	-
Reduction in income tax expense arising from GAAP adjustments	(1)	1	(2)	1
Net income (loss) from continuing operations in accordance with Canadian GAAP	7	(57)	28	(59)
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	-	793	-	809
Net income in accordance with Canadian GAAP	$7	$736	$28	$750

Basic earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$0.06	$(0.42)	$0.23	$(0.42)
- from discontinued operations	-	5.77	-	5.74
Basic earnings per share	$0.06	$5.35	$0.23	$5.32

Diluted earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$0.06	$(0.41)	$0.23	$(0.42)
- from discontinued operations	-	5.75	-	5.72
Diluted earnings per share	$0.06	$5.34	$0.23	$5.30

Recent Canadian Accounting Pronouncements

a.
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b.
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards.  The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c.
Financial instruments – The CICA issued Section 3862 “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

The Company has adopted Sections 1535, 3862 and 3863 effective for its fiscal year beginning November 1, 2007 and these sections affect disclosures only.  The Company is required to adopt Section 3031 effective November 1, 2008.  The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

20.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP.  Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.

21.	Subsequent Events - MAPLE Reactor

On May 16, 2008, Atomic Energy of Canada Limited (AECL), a Canadian crown corporation, and the Government of Canada, publicly announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace AECL’s current National Research Universal reactor (NRU) and provide MDS Nordion with a long-term source of supply of medical isotopes.  AECL and the Government of Canada have also publicly announced that they will work closely with MDS Nordion and continue to supply medical isotopes using the NRU and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  MDS has substantial financial interests in the success of the MAPLE reactor project, primarily through a related 40-year supply agreement with AECL, as a result of an exchange of non-monetary assets in February 2006 (see below).  The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  AECL’s announcement and position represents a different perspective on the contract than that held by MDS.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.

On February 22, 2006, the Company had announced an agreement resulting from a comprehensive mediation process with AECL related to the MAPLE reactor project.  Under the agreement, AECL paid the Company $22 million, and assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-Monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

As a result of the May 16, 2008 announcement by AECL and the Government of Canada, MDS is reviewing the impact on its business from an operational and financial reporting perspective.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.  The principal US GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $342 million (revalued at the April 30, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.